[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

November 1, 2016

VIA EDGAR Asen Parachkevov, Attorney Adviser Jeff Long, Staff Accountant United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Registration Statement (333-213391) of
Prospect Capital Corporation (the “Fund”)
Dear Mr. Parachkevov and Mr. Long:
We are in receipt of oral comments provided by each of you on October 31, 2016 regarding the Fund’s Registration Statement on Form N-2 (the “Registration Statement”).
The Fund has considered your comments and has authorized us to make on its behalf the responses and changes to the Fund’s Registration Statement discussed below. These changes are reflected in Pre-Effective Amendment No. 2 to the Fund’s Registration Statement being filed today.
The Fund’s responses to the comments are set forth below. For ease of reference, a summary of each comment is set forth in bold font and followed by the corresponding response. Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Registration Statement.

Mr. Asen Parachkevov
Mr. Long
November 1, 2016

1.
With respect to Prospect Finance Corporation, LLC's ("PFC") subsidiaries, please supplementally provide additional detail regarding how such subsidiaries gather information to determine that such loans, including refinancings, are Sections 3(c)(5)(A) and (B) compliant loans.

The staff of the Division of Investment Management (the "IM Staff") of the Commission has issued numerous no-action letters that identify the types of loans and receivables that would fall within the exception under Sections 3(c)(5)(A) and (B). The IM Staff has not recommended enforcement to the Commission for loans and refinancing arrangements where there is a meaningful connection-a nexus-between loans being refinanced, and the original, underlying merchandise that was purchased or acquired with the proceeds of those loans.
The PFC subsidiaries have access to each borrower's application data for a loan or refinancing, which states the borrower's intended use of proceeds for the loan. The Fund uses this information to determine whether the loans or refinancings in question are sufficiently tied to specific merchandise, services or insurance in a manner consistent with Section 3(c)(5)(A) or (B). For loans, only loans that are used by borrowers to purchase specific merchandise, services or insurance are considered qualifying loans for Section 3(c)(5)(A) or (B) purposes. For refinancings, only loans that are used by borrowers to refinance debt that was originally borrowed to allow the borrower to purchase specific services, merchandise or insurance are considered qualifying loans for Section 3(c)(5)(A) or (B) purposes. Accordingly, the Fund believes that the loans and refinancings are sufficiently tied to specific merchandise, services or insurance in a manner consistent with Section 3(c)(5)(A) or (B).

2.	Please confirm that the value of the “taxable REIT subsidiary” (“TRS”) shares and non-conforming assets is less than 25% of the value of NPRC.
The Fund confirms that the value of the TRS shares and non-conforming assets is less than 25% of the value of NPRC.

3.
Please provide additional details regarding "net operating income interests." Are they separate contracts? Has the Fund entered into additional contracts? Why has the value increased dramatically since 2014? Where can we find their accounting in NPRC's financials?

Net operating income interests are not separate contracts and are included in the Fund’s credit agreement with NPRC. The credit agreement stipulates a 5% interest payment to the Fund based on the net operating income produced by the properties owned by NPRC. These interests are settled in cash on a quarterly basis. The increase in fair value of the net operating income interest is directly related to the growth of the NPRC real estate portfolio because the calculation is based on the total net operating income for the portfolio. NPRC has acquired over half of its current real estate portfolio in the last three years (2014-2016). Additionally, improved performance and increased efficiencies at the

Mr. Asen Parachkevov
Mr. Long
November 1, 2016

properties have caused net operating income to improve throughout the portfolio. The fair value of the net operating income interest reduces the fair value of the Fund’s common equity investment in NPRC by the same amount. NPRC records the net operating income interest as interest expense and is included in the interest expense line item on NPRC’s Combined Consolidated Statement of Operations. Theses interests are also separately disclosed as a related party transaction within the footnotes to NPRC’s Combined Consolidated Financial Statements.

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Mr. Asen Parachkevov
Mr. Long
November 1, 2016

If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (212) 735-2790 or Steven Grigoriou at (416) 777-4727.
Sincerely,
/s/ Richard Prins
Richard Prins

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